SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Disclosure of Major Managerial Matters

1.	Pursuant to the over-allotment option (up to 3,744,000 shares of common stock) granted to the Joint Global Coordinators (“JGCs”) pursuant to the Underwriting Agreement, dated July 15, 2004, by and between the JGCs and the Company, the JGCs today elected to exercise their over-allotment option for 1,715,700 underlying shares (for further information on grant of over-allotment option, please see the Amendment to the Securities Registration Statement filed with the Financial Supervisory Commission on July 16, 2004).

2.	As a result of this exercise, 1,715,700 shares of common stock in registered form of the Company (underlying shares) and 3,431,400 ADSs representing such common shares will be issued to the JGCs. The issue price is USD30 per Common Share (USD15 per ADR) and the total issue amount is US$51,471,000 (if converted into Won at the first basic exchange rate of 1,155.90 Won/USD quoted by the foreign exchange bank on August 20, 2004, the amount is equivalent to 59,495,328,900 Won). The date for payment of the issue price will be September 7, 2004.

3.	Any option remaining after this exercise of the over-allotment option may not be exercised due to the expiration of the option exercise period.

4.	The Company plans to promptly disclose any resolutions adopted at any board of directors meetings held to authorize the issuance of new shares following the exercise of the over-allotment option.

FOR IMMEDIATE RELEASE

LG.PHILIPS LCD ANNOUNCES EXERCISE

OF UNDERWRITERS’ OVER-ALLOTMENT OPTION

SEOUL, Korea (Aug. 20, 2004) - LG.Philips LCD (NYSE: LPL, KSE: 034220), one of the world’s leading TFT-LCD manufacturers, announced today that the underwriters of its recent initial public offering have exercised their over- allotment option to purchase an additional 3,431,400 American Depositary Shares (“ADS”) representing 1,715,700 common shares from the Company at $15 per ADS. The total number of common shares outstanding, including common stock represented by ADS, will be 325,315,700 after the close of the sale of additional shares. The Company expects to close the sale of additional shares on September 7, 2004 or on such other date and time as the Company and the underwriters may agree.

All of the shares associated with the over-allotment will be offered by the Company. The representatives of the underwriters in the offering are LG Investment & Securities, Morgan Stanley and UBS Investment Bank.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and was declared effective on July 15, 2004. Copies of the final prospectus relating to the offering may be obtained from Morgan Stanley at 1585 Broadway, New York, NY 10036, from UBS Investment Bank at 299 Park Avenue, New York, NY 10171 or from LG Investment & Securities at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: August 20, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer